October 4, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Eiko Yaoita Pyles

Andrew Blume

Re:	Harmonic Inc.

Form 10-K for the Year Ended December 31, 2022

Form 8-K Furnished July 31, 2023

File No. 000-25826

Ladies and Gentlemen:

On behalf of Harmonic Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 29, 2023, to Walter Jankovic, the Company’s Chief Financial Officer, regarding the above referenced Form 10-K filed on February 28, 2023 and the above referenced Form 8-K furnished on July 31, 2023 (File No. 000-25826).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, page 37

1.

Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. These disclosures should supplement, not duplicate, the accounting policy disclosures included in your financial statement footnotes. Please refer to SEC Release No. 33-8350.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

The Company acknowledges the Staff’s comment and in future filings, it will revise the Critical Accounting Estimates section to focus on the assumptions and uncertainties that underlie the Company’s critical accounting estimates. The Company will, where material, revise its Critical Accounting Estimates section to quantify and provide an analysis of the impact of critical accounting estimates on its financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. If material and reasonably available, the Company will also include qualitative and quantitative information regarding the sensitivity of reported results to changes in its assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect.

Results of Operations, page 39

2.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, your consolidated and segment revenue discussions on pages 39 and 42 discuss changes attributable to various factors that have not been quantified, such as the reduction in Appliance sales and the impact of ceasing sales activities in Russia, and/or do not explain in sufficient detail the forces driving such factors, such as the “continued penetration” and “increasing usage” from existing customers. Ensure your narrative better enables investors to see the company through the eyes of management and provides information about the quality of, and potential variability of, your earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and in future filings, it will quantify where possible each material factor that contributed to the overall change in line items where two or more factors contributed to a material change in a financial statement line item between periods, including offsetting factors. In addition, where the Company identifies the intermediate causes of changes in its operating results, it will also describe the reasons underlying those intermediate causes.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

Report of Independent Registered Public Accounting Firm, page 49

3.

Please amend your Form 10-K to include an audit report related to your consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2020, and the related notes.

In response to the Staff’s comment, the Company has filed an amendment to its Form 10-K for the fiscal year ended December 31, 2022, to include the audit report related to its consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the fiscal year ended December 31, 2020, and the related notes thereto.

Consolidated Statements of Operations, page 51

4.

We note that you separately present revenues and cost of revenues for “Appliance and integration” and “SaaS and service” on your consolidated statements of operations. Please confirm whether or not these categories represent amounts attributable to products and services pursuant to Rule 5-03(b)(1)-(2) of Regulation S-X. If they do not represent product and service categories, please revise to comply with such guidance or tell us how your current presentation complies with Rule 5-03.

The Company acknowledges the Staff’s comment and assessed the guidance under Rule 5-03(b)(1) of Regulation S-X. In evaluating the presentation of the Company’s statement of operations and applying the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X, the Company believes the classification of its revenue into “Appliance and integration” and “SaaS and service” is most useful to its investors because it clearly depicts both the non-recurring and recurring revenue streams. “Appliance and integration” revenue primarily reflects the non-recurring revenue stream, which includes the revenue from the sale of hardware products and perpetual software licenses, as well as the associated professional services such as testing, design, installation, commissioning, and integration, collectively referred to as “professional services.” The recognition of revenue from the sale of hardware products and perpetual licenses occurs at a point in time and accounted for 89%, 93%, and 91% of the Company’s total “Appliance and integration” revenue for the fiscal years ended 2022, 2021, and 2020, respectively. Revenue from professional services as included in the “Appliance and integration” category, constituted 8%, 5%, and 6% of the Company’s total revenue for the fiscal years ended 2022, 2021, and 2020, respectively. These professional service agreements, associated with the sale of hardware products and perpetual software licenses, are typically of a short duration, with the vast majority of these contracts not exceeding 3 months, and are considered an important component of the appliance business by management. Given that revenue from professional services within the “Appliance and integration” category accounted for less than 10% of the Company’s total revenue in the fiscal years ended 2022, 2021, and 2020, and considering its direct association with the appliance business, the Company has chosen to classify it under “Appliance and integration.” “SaaS and service” revenue reflects the recurring revenue stream, which includes usage fees for the Company’s SaaS platform and support service revenue from its appliance-based customers and is recognized over time.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

Under Rule 5-03(b) of Regulation S-X, tangible product revenue and services revenue must be stated separately in the statement of operations if such revenue category represents greater than 10% of total revenues. Accordingly, under the guidance of Regulation S-X, Rule 5-03(b)(1), “Appliance and integration” revenue, which represented 76%, 73%, and 66% of the Company’s total revenue in the fiscal years 2022, 2021, and 2020, respectively, has been classified under subcaption (a) –net sales of tangible products, and “SaaS and service” revenue, which represented 24%, 27%, and 34% of the Company’s total revenue in the fiscal years 2022, 2021, and 2020, respectively, has been classified under subcaption (d) –revenue from services.

Similarly, pursuant to Rule 5-03(b)(2) of Regulation S-X, the Company separately discloses the cost for each subcaption under Rule 5-03(b)(1).

While the Company acknowledges that professional services associated with the sale of its hardware products and software licenses represent revenue from services, the Company respectfully submits that Rule 5-03 of Regulation S-X does not prohibit the combination of professional services revenue with another class of revenue on that basis alone. When considered with the factors above, the Company believes it is more appropriate to include professional services revenue within its “Appliance and integration” revenue category as opposed to presenting professional services as a standalone revenue category, because professional services revenue is generated if and only to the extent the Company sells hardware products and perpetual software licenses, and the Company therefore does not manage its professional services as an independent line of business. Furthermore, the Company believes that including these professional services within its “SaaS and services” revenue category would be inconsistent with the nature of these services, which are characterized by their brief duration and direct association with the Company’s non-recurring revenue stream.

In addition, the Company confirms that it will continue to monitor the level of professional services revenues included in the “Appliance and integration” category. Should such professional services revenue exceed 10 percent of total revenues in the future, the Company will ensure that appropriate disclosures are made at all times in accordance with Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 4: Revenue, page 60

5.

We note that you recognize revenue related to hardware products, software products, solution sales, professional services, and support and maintenance services. We further note the description of your various product and service offerings under the “Our Products and Solutions” header on pages 7-8 and that you recognize revenues on both a point in time and over time basis. Pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, please provide disaggregated revenue disclosures that depict how the

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Also tell us the specific revenue categories included in the information regularly reviewed by your chief operating decision maker. If you believe your current presentation fully complies with ASC 606 disclosure requirements, please advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements by disclosing the categories of revenue that the Company’s management reviews to manage its business. The Company advises the Staff that this assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to any one prescribed factor as the basis for disaggregation.

The Company has evaluated the guidance in ASC 606-10-50-5 through 50-7 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to the additional disclosures of disaggregated revenues and has specifically considered the guidance in ASC 606-10-50-5 through 50-7, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the Company considered the examples in ASC 606-10-55-91, which provide additional clarity.

In consideration of the factors in ASC 606-10-55-90, which requires that the Company consider how information about the Company’s revenue has been presented for other purposes, the Company considered, among other items, disclosures outside the financial statements and information reviewed by its chief operating decision maker. The Company disaggregates its total revenue in two categories on the face of the statement of operations, “Appliance and integration” and “SaaS and service.” The Company refers to its “Appliance and integration” revenue as a non-recurring revenue stream, which includes revenue from the sale of hardware products and perpetual software licenses, as well as the associated professional services such as testing, design, installation, commissioning, and integration, collectively referred to as “professional services.” The recognition of revenue from the sale of hardware products and perpetual licenses occurs at a point in time and accounted for 89%, 93%, and 91% of the Company’s total “Appliance and integration” revenue for the fiscal years ended 2022, 2021, and 2020, respectively. Revenue from professional services as included in the “Appliance and integration” category, constituted 8%, 5%, and 6% of the Company’s total revenue for the fiscal years ended 2022, 2021, and 2020, respectively. These professional service agreements, associated with the sale of hardware products and perpetual software licenses, are typically of short duration, with the vast majority of these contracts not exceeding 3 months, and are considered an important component of the appliance business by the management. The Company refers to its “SaaS and service” revenue as the recurring revenue stream, which includes usage fees for the Company’s SaaS platform and support service revenue from its appliance-based customers and is recognized over time.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

Further, as it relates to the examples in ASC 606-10-55-91, in response to the Staff’s comment, the Company specifically considered example ‘f’ within the guidance pertaining to the timing of transfer of goods or services noting that substantially all of the Company’s “Appliance and integration” revenue is recognized on a point-in-time basis while all of its “SaaS and service” revenue is recognized over time. This disaggregation of revenue between types provides clarity as to the timing of the transfer of goods or services. The Company also reports total revenue by segment and geographical region, which is consistent with how its chief operating decision-maker reviews financial performance. This disaggregation also aligns to disclosures in the Company’s quarterly earnings releases and the prepared remarks discussed as part of its quarterly earnings announcement process.

The Company considered the examples of categories of disaggregated revenues in ASC 606-10-55-91. A key depiction of how the nature, amount, timing, and uncertainty of the Company’s revenue and cash flows are affected by economic factors is geographical region, as noted in example ‘b.’ The Company believes geographical region provides a meaningful indication of how its revenue from contracts with customers are affected by economic factors due to the global nature of its customers and operations. Within the Company’s segment disclosures, it has included a disaggregation of revenues by significant geographical region.

For the reasons discussed above, the Company believes that its presentation of disaggregated revenues fully complies with the ASC 606 disclosure requirements. As the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary.

Note 16: Earnings Per Share, page 76

6.

Please tell us and revise your disclosures to clarify how you treat your convertible notes for earnings per share purposes. We note that you reference both the treasury stock and if-converted methods related to your convertible notes, presumably due to the adoption of ASU 2020-06, but do not specify the applicable fiscal years for each method. Also tell us how you applied the if-converted method for fiscal 2022, including how you determined approximately 5.1 million of the potential 19.9 million potential dilutive shares related to the 2022 and 2024 convertible notes should be included in the diluted EPS computation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, the Company will clearly state that the Company utilized the treasury stock method to calculate the dilutive effect of the convertible notes in 2020 and 2021 and the if-converted method in 2022.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

As mentioned in Note 12: Convertible notes and other debts, the Company and the trustee for the 4.375% Convertible Senior Notes due 2022 (the “2022 Notes”) and the 2.00% Convertible Senior Notes due 2024 (the “2024 Notes”) entered into supplemental indentures for both the 2022 Notes and 2024 Notes. Pursuant to the supplemental indentures, the Company made an irrevocable election to settle the principal amounts of the 2022 Notes and 2024 Notes solely with cash, with the option to pay or deliver, as the case may be, any conversion value greater than the principal amount (the “conversion spread value”) in cash, shares of the Company’s common stock or a combination thereof, at the Company’s election. Accordingly, the principal amount of the convertible notes will be settled in cash, and the conversion spread value will be assumed to be settled in shares for the purposes of the diluted EPS computation (commonly known as “Instrument C”).

For fiscal year 2022, the 5.1 million shares included in the denominator of diluted EPS for the 2022 Notes and 2024 Notes was determined by dividing the conversion spread value of the share-settled portion of the instrument by the average share price over the reporting period.

Note 17: Segment Information, Geographic Information and Customer Concentration, page 77

7.	Please address the following comments related to your segment presentation:

•

We note that you present more than one segment measures of profit or loss, including gross profit and operating income. It appears that operating income represent your segment measure of profit or loss under ASC 280-10-50-22 since you reconcile it to consolidated totals. Please tell us how your presentation of more than one measure of segment profit or loss, gross profit in particular, complies with the aforementioned guidance.

The Company acknowledges the Staff’s comment and advises the Staff that operating income represents its segment measure of profit or loss under ASC 280-10-50-22. The Company further acknowledges that segment gross profit is a non-GAAP measure and respectfully advises the Staff that in future filings, the Company will remove gross profit from its segment information footnote in the financial statements in compliance with ASC 280-10-50-22.

•

Tell us whether or not segmental gross profit represents a non-GAAP measure and, if not, the reasons for your determination. To the extent it represents a non-GAAP measure, refrain from presenting it within your financial statement footnotes pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. To the extent presented in Management’s Discussion & Analysis, ensure that you identify it as a non-GAAP measure, along with segment gross margin percentages, and provide all required disclosures, including a reconciliation to the GAAP measure.

To the extent segment gross profit is presented in the Management’s Discussion and Analysis section, the Company will, in future filings, clearly identify segment gross profits and segment gross margin percentages as non-GAAP measures and will provide all required disclosures, including a reconciliation to the GAAP measure.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

Form 8-K furnished on July 31, 2023

Form 8-K furnished on July 31, 2023

Exhibit 99.1, page 1

8.

We note that you present segmental gross profit, gross margin percentage, operating expenses, and Adjusted EBITDA, and segmental and consolidated Adjusted EBITDA margin percentage throughout your earnings release. Please revise future filings to clearly identify these measures as non-GAAP measures. To the extent GAAP and non-GAAP measures are commingled within the same table, such as segment gross profit within your GAAP and non-GAAP Financial Guidance tables on pages 2-3, ensure that your disclosures clearly identify the non-GAAP measures. Also reconcile segment Adjusted EBITDA and segment and consolidated Adjusted EBITDA margin percentage to the most directly comparable GAAP measure with equal or greater prominence. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, beginning with the earnings release for the third quarter of 2023, the Company will ensure compliance with Item 10(e) of Regulation S-K and applicable guidance as set forth in the Staff’s comment.

* * * * *

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

October 4, 2023

Please direct your any questions or comments with respect to the Company’s responses to me at (408) 490-6063. Thank you for your assistance.

Very truly yours,

/s/ Timothy Chu

Timothy Chu
General Counsel, SVP HR and Corporate Secretary

cc:	Patrick J. Harshman, Harmonic Inc.

Walter Jankovic, Harmonic Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Harmonic Inc. 2590 Orchard Pkwy, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com